SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, D.C. 20549



                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                                  Cosan LTD
                                (Name of Issuer)

                              	  Class A common shares
                         (Title of Class of Securities)

                                   G25353 107
                                 (CUSIP Number)

                                Solvi M. Tonning
                            SKAGEN Funds (SKAGEN AS)
                         P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 21 38 31
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
				March 23, 2018
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      G25353 107           SCHEDULE 13D         PAGE 2 OF 6 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SKAGEN Funds, Mutual funds managed by SKAGEN AS,ORG.NO 867 762 732


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                       	March 23, 2018      7,310,431


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         		March 23, 2018      4,98 %


    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.     G25353 107            SCHEDULE 13D         PAGE 3 OF 6 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of Cosan LTD (the "Issuer").
The principal executive office of the Issuer is located at Cosan LTD, Av Juscelino Kubitschek, 1726 6th floor, Sao Paulo, SP 04543-000, Brazil


Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (SKAGEN AS), a Norwegian Investment company (the "Reporting Person").The Investment company has 18 mutual funds under management. The shares are held for investment purposes. The Investment Director is Alexandra Morris.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing assets for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Norway.

CUSIP NO.     G25353 107            SCHEDULE 13D      	 PAGE 4 OF 6 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 146 867 000
Class A shares outstanding, registered at Bloomberg March 23, 2018.


       As of the close of business on March 23, 2018, the Reporting Person beneficially owned 4,98 % of the shares outstanding.

CUSIP NO.     G25353 107          SCHEDULE 13D         PAGE 5 OF 6 PAGES



        (b) The Reporting Person voting and dispositive powers over more than 5 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

SALES:

Trade		Settle
Date		Date		Quantity

24.01.2018	26.01.2018	35511
24.01.2018	26.01.2018	48250
25.01.2018	29.01.2018	301750
01.02.2018	05.02.2018	143009
05.02.2018	07.02.2018	2691
12.02.2018	14.02.2018	82500
13.02.2018	15.02.2018	6300
14.02.2018	16.02.2018	100000
15.02.2018	20.02.2018	56569
20.02.2018	22.02.2018	254631
22.02.2018	26.02.2018	53268
23.02.2018	27.02.2018	100
26.02.2018	28.02.2018	66632
27.02.2018	01.03.2018	64607
28.02.2018	02.03.2018	6100
02.03.2018	06.03.2018	1500
05.03.2018	07.03.2018	4500
06.03.2018	08.03.2018	160500
07.03.2018	09.03.2018	8600
09.03.2018	13.03.2018	123900
12.03.2018	14.03.2018	95800
13.03.2018	15.03.2018	15617
14.03.2018	16.03.2018	18016
21.03.2018	23.03.2018	38700
22.03.2018	26.03.2018	5205
23.03.2018	27.03.2018	67484


        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable

CUSIP NO.       G25353 107              SCHEDULE 13D         PAGE 6 OF 6 PAGES



                                   SIGNATURES



        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  April 3, 2018



                            SKAGEN Funds (SKAGEN AS)
                            BY: /s/ Solvi M. Tonning

                            Name:  Solvi M. Tonning
                            Title: Business Support and Compliance

                            BY: /s/ Alexandra Morris

                            Name:  Alexandra Morris
                            Title: Investmetn Director